
Mail Stop 4631

May 11, 2016

<u>Via E-mail</u>
Craig Laurie
Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

> **Re:** **Brookfield Business Partners L.P.**
> **Registration Statement on Form F-1**
> **Response dated May 6, 2016**
> **File No. 333-207621**

Dear Mr. Laurie:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 as Amended filed April 29, 2016

Supplementary Information on Oil and Gas (Unaudited)

Net Proved Reserves, page F-54

1. We have read your response to comment three from our letter dated May 5, 2016. We note the illustration of your proposed revised disclosure, provided in Annex A, does not appear to include an explanation for the significant line item changes in net proved reserves for each of the periods presented. We reissue our prior comment relating to the periods ending December 31, 2013 and 2014 and refer you to the explanations previously disclosed in Amendment No. 3 to Form F-1.

Exhibit 5.1

2. Please have counsel revise the first sentence of the first paragraph under the heading "Disclosure" on page four of the opinion to remove the limitation on persons who may rely on the opinion. Note that we are not objecting to a limitation on the purpose of the opinion to its use in connection with the registration statement.

3. Please have counsel revise the second sentence of the second paragraph under the heading "Disclosure" on page four of the opinion to remove the implication that counsel's opinion may not be relied upon in any legal proceedings other than those brought in Bermuda.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Mile Kurta, Esq.
Erin Wiley, Esq.